UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
MAR 1 2006
1086

February 24, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2006

Re: Johnson & Johnson
Incoming letter dated December 22, 2005

Dear Ms. Goodman:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Johnson & Johnson by David M. Wiseman. We also have received a letter on the proponent's behalf dated January 20, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06026448

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: David M. Wiseman, Ph.D.
17203 Graystone Drive
Dallas, TX 75248

200406

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 22, 2005

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of David M. Wiseman, Ph.D.*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client Johnson & Johnson (the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from a former employee of one of the Company's subsidiaries, David M. Wiseman, Ph.D. (the "Proponent") relating to the establishment of a scientific integrity committee at the Company.

A copy of the Proposal and Supporting Statement is attached to this letter as Exhibit A. We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal claim or grievance against the Company or is designed to result in a benefit to the Proponent that will not be shared by the Company's other shareholders, and Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

THE PROPOSAL

The Proposal states:

"RESOLVED: the shareholders recommend to the Board of Directors of Johnson & Johnson that they establish within six months a Scientific Integrity Committee, independent of the Office of General Counsel and chaired by an independent director that will:

- Develop, analyze, and implement policies, procedures and programs to assure research integrity, and detect, investigate, and prevent research misconduct;
- Investigate, and maintain in confidence, disclosures, complaints, and claims of reprisal from any individual regarding research integrity associated with the Corporation;
- Recommend findings and actions to the Board."

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Relates To The Redress Of A Personal Grievance Against The Company Or Is Designed To Result In A Benefit To The Proponent That The Other Shareholders Of The Company Will Not Share.

We believe the Company may omit the Proposal from its 2006 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of shareholder proposals that are: (a) related to the redress of a personal claim or grievance against the company or any other person, or (b) designed to result in a benefit to a proponent or to further personal interests of a proponent, which other shareholders at large do not share. We believe that the Proposal qualifies both as a personal grievance by the Proponent (a former employee) against the Company and as an attempt by the Proponent to obtain a personal benefit that will not be shared with other shareholders of the Company.

The Securities and Exchange Commission (the "Commission") has stated that the purpose of the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation. . . ." Exchange Act Release No. 3638 (Jan. 3, 1945). Thus, Rule 14a-8(i)(4) provides a means to exclude shareholder proposals that involve issues that are not of interest to a company's shareholders in general. This rule was originally promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976). Rule 14a-8(i)(4) is designed, therefore, to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (avail. Aug. 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" because it is designed to pursue the Proponent's personal grievance and serve his individual interests without producing any benefit for the Company's other shareholders. Exchange Act Release No. 34-19135 (avail. Oct. 14, 1982). "[T]he cost and time involved in dealing with [such] situations do a disservice to the interests of the issuer and its security holders at large." *Id.*

As explained in his Supporting Statement, the Proponent has a long-standing personal grievance against the Company. The Proposal, in fact, represents the latest in a series of actions the Proponent has taken in which he has raised complaints about a product previously sold by one of the Company's subsidiaries and sought payment for consulting services proffered by the Proponent in connection with that product. In a letter addressed to William C. Weldon, Chairman and Chief Executive Officer of Johnson & Johnson, dated April 15, 2003, regarding the decision to voluntarily withdraw one of the Company's subsidiary's adhesion-prevention products (the "April 15 Letter"), the Proponent introduced himself as a former employee of a Company subsidiary who left it in 1996 and had since formed his own consulting firm, Synechion, Inc., and founded the International Adhesions Society ("IAS"). He indicated that he had "extensive, unique and material information" regarding the voluntarily withdrawn product and that he was "anxious to disclose" this information to the Company.

After discussions with the Proponent in May and June of 2003, representatives of the Company and the subsidiary that had developed the withdrawn product (the "Subsidiary") agreed to meet the Proponent and his counsel on June 30, 2003 (the "June 30 Meeting") to give him the opportunity to present his information. The Proponent was afforded several hours of uninterrupted time to present his information, which centered on long-standing grievances that he had had with many former co-workers at the Subsidiary and scientific disputes concerning the withdrawn product and other products. At the June 30 Meeting, the Proponent also provided advertising and promotional materials concerning his consulting company and IAS. At the end of the meeting, the Proponent offered to "fix the problems" that he alleged he had found at the Company and the Subsidiary for a fee.

In a subsequent letter addressed to Mr. Weldon dated December 12, 2003 (the "December 12 Letter"), the Proponent summarized his "recommendations" to the Company, which included that the Company retain the Proponent's consulting company's "services to coordinate and audit and plan activities" and to "prepare a training program" for the Company. The December 12 Letter went on to say that the Proponent planned to share his information with a "panel of experts" and asked that the Company "support this effort financially." The

December 12 Letter then stated, "My company has five patents relating to the laparoscopic delivery of sheets and films. With these properties, [the Company] could revitalize its ex-US adhesions business within less than a year." Finally, the Proponent asked that the Company begin "seriously supporting the independent adhesions research and awareness being conducted by the International Adhesions Society" and that the Company provide a link on its website to the Proponent's society's website.

The Proponent is now using the Proposal to redress his personal grievance against the Company. The Supporting Statement makes this clear when it alleges that "[r]epeated attempts were made by [the Proponent] to have senior management act on integrity concerns" and that the Proponent "volunteered his pre- and post-employment knowledge to assist" in an investigation of the withdrawn product before finally seeking unsuccessfully "the intervention of the Non-Employee Director." The Proposal seeks to redress his ongoing complaints and to compel the Company's management to respond to him by requesting that the Company investigate "disclosures, complaints and claims of reprisal from any individual." In *Dow Chemical Co.* (avail. Mar. 5, 2003), the Staff concurred with Dow's decision to exclude, under Rule 14a-8(i)(4), a shareholder proposal that sought to establish a committee to investigate the use and possible abuse of certain of Dow's products, and to report to shareholders its recommendations as to how the company could compensate those injured thereby. The proponent in Dow had a history of seeking, through prior litigation and correspondence with the company, payment for alleged injuries that the proponent asserted were caused by Dow products. Similarly, as described above and in his Supporting Statement, the Proponent has a long history of asserting complaints and concerns with respect to one of the Subsidiary's products, and of seeking payment for services the Proponent has offered in connection with addressing those concerns.

The Commission has taken the position that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may nonetheless be omitted from a company's proxy materials if the proposals are "a tactic designed to redress a personal grievance or further a personal interest." Exchange Act Release No. 34-19135 (avail. Oct. 14, 1982). Although the Proposal is phrased generally, the Proponent's Supporting Statement makes it abundantly clear that his Proposal is yet another attempt by the Proponent to voice his concerns over alleged "problems" with one of the Subsidiary's products and seek compensation for assisting in an investigation thereof. In this regard, the Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(i)(4) and its predecessor, Rule 14a-8(c)(4), where such proposals attempt to promote a proponent's personal agenda while casting the subject matter as of interest to shareholders in general. *See Dow Jones & Co.* (avail. Jan. 24, 1994) (facially neutral proposals excluded as personal grievance when viewed in light of other union activities); *Storage Technology Corporation* (avail. Mar. 21, 1994); *McDonald's Corporation* (avail. Mar. 23, 1992); *Int'l Business Machines Corporation* (avail. Feb. 5, 1980); *American Telephone & Telegraph Company* (Jan. 2, 1980).

In addition, in Release No. 34-19135, the Commission stated that a shareholder proposal is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. As discussed above, the Proponent has repeatedly sought financial remuneration for his consulting services, and he is now using the Proposal to further his personal interests in this regard. Rule 14a-8(i)(4) permits exclusion of the Proposal, therefore, because it results in a benefit to the Proponent that is not shared by the Company's shareholders at large.

Accordingly, as demonstrated above, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it both relates to the redress of a personal grievance of the Proponent's and is designed to further the personal interests of the Proponent, which are not shared by the Company's other shareholders

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

We also believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976).

A. The Proposal Is Excludable Because It Relates To The Company's Litigation Strategy.

The Proposal may properly be omitted pursuant to Rule 14a-8(i)(7) because the Proposal requests the Company to investigate matters that are the subject of pending litigation. Every company's management has a basic responsibility to protect the company's interests against litigation. A shareholder proposal that interferes with this obligation is inappropriate, particularly when there is a pending lawsuit involving the company or one of its subsidiaries on the very issues that form the basis for a proposal. For that reason, the Staff has acknowledged that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under the "ordinary course of business" exception contained in Rule 14a-8(i)(7). *See, e.g., Benihana National Corp.* (avail. Sept. 13, 1991) (permitting exclusion under

Rule 14a-8(c)(7) of a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit); *Exxon Mobil Corporation* (avail. Mar. 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because it related to litigation strategy and related decisions); *NetCurrents, Inc.* (avail. May 8, 2001) (excluding proposal as relating to company's ordinary business operations (i.e., litigation strategy) where proposal required company to file suit against officers for financial improprieties).

The Proposal recommends that the Company take action that would improperly interfere with and otherwise adversely affect the Company's litigation strategy in pending lawsuits. The Supporting Statement alleges "research misconduct" and "integrity concerns" with respect to the Subsidiary's withdrawn product and asserts that the Company "remains exposed to tens of millions of dollars in patient injury claims and legal actions" in connection with the withdrawn product. There in fact currently exists pending litigation related to this matter.

In summary, the Proposal addresses questions relating to litigation pending against the Company and implicates its litigation strategy. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal Is Excludable Because It Relates To The Company's Product Research.

The Proposal may be excluded under the ordinary business exception because it implicates the product research activities of the Company's operating companies. The Staff has consistently concurred in the view that companies may exclude shareholder proposals relating to research decisions as ordinary business under Rule 14a-8(i)(7). *See Union Pacific Corporation* (avail. Dec. 16, 1996) (granting no-action relief with respect to a shareholder proposal requesting a report on the status of research and development of a new safety system for railroads); *Pfizer Inc.* (avail. Jan 25, 2004) (excluding a shareholder proposal addressing the procedures for providing information to participants in clinical studies because the proposal related to Pfizer's "ordinary business operations (i.e., product research, development, and testing)"). In *E. I. du Pont de Nemours and Company* (avail. Mar. 8, 1991), the Staff permitted the exclusion under Rule 14a-8(i)(7) of a proposal to present a report to shareholders regarding the company's research expenditures relating to finding alternatives to the use of Chlorofluorocarbons. As the Staff explained in *E. I. du Pont de Nemours*, "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the company's ordinary business operations." *Id.*

Consistent with the Staff letters described above, the thrust of the Proposal is directed at the Company's product research activities. Specifically, the Proposal requests that the Company "[d]evelop, analyze, and implement policies, procedures and programs to assure research integrity, and detect, investigate, and prevent research misconduct." The development and implementation of policies, procedures and programs designed to detect or prevent research misconduct are at the core of the day-to-day research and development activities of the Company's operating companies, and directly implicate management-designed internal controls over product research. The development and implementation of policies, procedures and programs related to ongoing research and development activity by the Company's operating companies are exactly the type of complex issues that the ordinary business exclusion is designed to remove from the shareholder decision-making context.

C. The Proposal Is Excludable Because It Deals With Legal Compliance Issues.

Finally, the Proposal may be excluded as ordinary business under Rule 14a-8(i)(7) because it relates to the Company's compliance with applicable law, particularly with federal regulations issued by the Food and Drug Administration ("FDA"). The Staff has concurred in the exclusion of similar proposals as being part of a company's ordinary business operations. For example, in *Humana Inc.* (avail. Feb. 25, 1998), the Staff concurred with the omission of a shareholder proposal requesting that the company's board of directors oversee an "anti-fraud compliance committee." The company in *Humana* argued that it was engaged in a regulatory industry with compliance obligations relating to statutory and regulatory requirements. In granting no-action relief, the Staff concurred with the view that such programs constituted part of the company's ordinary business operations, i.e., the conduct of a legal compliance program. *See also Hudson United Bancorp* (avail. Jan. 24, 2003) (allowing the exclusion of a proposal requesting that the board of directors appoint a committee to investigate possible corporate misconduct because it related to the ordinary business operations of the company, i.e., the general conduct of a legal compliance program); *General Electric Co.* (avail. Jan. 4, 2005) (excluding a proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations as relating to the company's ordinary business operations (i.e., the general conduct of a legal compliance program), namely its compliance with FCC regulations regarding public interest obligations); *Allstate Corp.* (avail. Feb. 16, 1999) (permitting exclusion of a proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company as relating to the ordinary business operations of the company (i.e., general conduct of a legal compliance program)).

As noted above, virtually all of the Company's products (as with the companies cited in the above no-action letters) are subject to extensive product safety regulation by regulatory agencies, in particular the FDA. Research and development of innovative health care products is fundamental to the ordinary business operations of the operating companies of the Company. FDA regulations specifically govern these research and development activities, including the assurance of research integrity. Accordingly, the Proposal deals with the day-to-day business operations of the operating companies of the Company regarding legal and regulatory compliance. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the ordinary business operations of the Company.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), copies of this correspondence are being provided concurrently to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions, please do not hesitate to call me at (202) 955-8653 or Michael H. Ullmann, the Company's Corporate Secretary, at (732) 524-2455.

Sincerely,

Amy L. Goodman

Enclosures

cc: Michael H. Ullmann, Johnson & Johnson
David M. Wiseman, Ph.D.

70336975_3.DOC

Exhibit A

(1)

17203 GRAYSTONE DRIVE, DALLAS, TX 75248

Corporate Secretary
Michael Ullmann
Johnson & Johnson, Inc.
One Johnson & Johnson Plaza,
New Brunswick, NJ 08933

BY FAX (732 524 2185), and FEDEX (8546 4003 3836) Friday Nov 11 2005
3 pages, including this one.

Dear Sir

I am filing the enclosed shareholder proposal concerning the establishment of a Scientific Integrity Committee for action at the next stockholders' meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am a sponsor of this resolution. I, or my representative, will attend the stockholders' meeting to move the resolution as required by the SEC rules.

I am the beneficial owner of 845 shares of stock, which I have owned for over a year. I enclose verification of ownership.

I verify that I have owned these shares continuously for a period of one year prior to the date of filing this resolution. I also verify that I will continue to hold these shares through the date of the meeting.

At this time I am also requesting that you send me a copy of the Rules of Order for the stockholders' meeting.

Please contact me directly if you would like to discuss this matter.

Faithfully,

[signature]

David M Wiseman PhD., MRPharmS.
17203 Graystone Drive
Dallas, TX 75248

Phone: 972 931 5596
Fax: 972 931 5476
Email: david.wiseman@adhesions.org

Encl. Proposed Shareholder Resolution regarding
Verification of ownership from Honor, Townsend & Kent.

cc: Securities and Exchange Commission (cover letter only)
Office of the Chief Counsel
Division of Corporation Finance
MS 3-3
450 Fifth St. N.W.
Washington D.C. 20549

WHEREAS the reputation for integrity of the medical products industry has declined in recent years;

WHEREAS the reputation and profitability of Johnson & Johnson depend upon public trust in the integrity of its research and its products;

WHEREAS a reputation for high ethical standards is desirable in its own right and offers a competitive advantage; and

WHEREAS J&J procedures to investigate breaches in scientific integrity are compromised by conflicts of interest,

RESOLVED, the shareholders recommend to the Board of Directors of Johnson & Johnson that they establish within six months a Scientific Integrity Committee, independent of the Office of General Counsel and chaired by an independent director that will:

- Develop, analyze, and implement policies, procedures and programs to assure research integrity, and detect, investigate, and prevent research misconduct;
- Investigate, and maintain in confidence, disclosures, complaints, and claims of reprisal from any individual regarding research integrity associated with the Corporation;
- Recommend findings and actions to the Board.

Background

Current procedures have failed to prevent deaths and adverse reactions possibly associated with a gynecological product, Intergel® Adhesion Prevention Solution. Intergel was used to prevent the formation of internal scars (adhesions) that compromise organ function, causing pain, infertility and bowel obstruction. Launched in 2002, Intergel was voluntarily withdrawn in 2003 to assess the circumstances associated with adverse events including tissue reactions, late-onset pain, and three deaths.

Repeated attempts were made by this sponsor to have senior management act on integrity concerns related to Intergel, and its sister product, Interceed®. Before 1996, while serving as a J&J employee (latterly a Research Fellow), sponsor advised management of attempts to trivialize or conceal data regarding infection, tissue reaction, and loss of efficacy, as well as concerns about conflicts of interest, misrepresentations and off-label promotion.

Following Intergel's withdrawal, sponsor volunteered his pre- and post- employment knowledge to assist the announced investigation. This offer was referred to J&J counsel, who treated sponsor's solicited recommendations as hostile to the Corporation. Sponsor then sought the intervention of the Non-Employee Director; the Corporate Secretary acknowledged sponsor's letter but the Non-Employee Director did not follow through with any further communications.

Although Intergel has since been divested to J&J's former partner (Lifecore), J&J remains exposed to tens of millions of dollars in patient injury claims and legal actions by Lifecore and FDA, and vulnerable to reputational damage regarding its commitment to women's and world health. Recently released documents reputedly support concerns of concealment, trivialization and misrepresentation of adverse data to FDA, Lifecore, patients, and the medical community. Many patients allegedly harmed by Intergel still complain of problems. Scientific integrity issues are not limited to Intergel. In recent years concerns have been raised with Centrinet®, Procrit®, Duragesic® Patch, Ethicon sutures, Propulsid® and the Precise® Stent.

Failure to establish a credible Scientific Integrity Committee threatens to result in future damage to the Corporation and further erode J&J's Credo commitment to patients and shareholders.

VOTE TO MAKE Johnson & Johnson THE LEADER in ETHICAL RESEARCH AND DEVELOPMENT

Government Accountability Project
1612 K Street, NW • Suite 1100
Washington, DC 20006
202-408-0034 • fax: 202-408-9855
Email: info@whistleblower.org • Website: www.whistleblower.org

January 20, 2006

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: *No-Action Request of Johnson & Johnson regarding Shareholder Proposal of David M. Wiseman, Ph.D.*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Sirs and Madams:

I write on behalf of our client, David M. Wiseman, Ph.D. ("Proponent"), in response to the no-action request of Johnson & Johnson (the "Company" or "J&J"), submitted on December 22, 2005 to the SEC by Amy L. Goodman of Gibson, Dunn & Crutcher LLP. Dr. Wiseman, a shareholder and former J&J scientist, submitted the Proposal for inclusion in the 2006 Proxy Materials requesting, in pertinent part, the creation of a Scientific Integrity Committee.

The Company maintains that the Proposal of Dr. Wiseman is excludable from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders as a "personal grievance" or as concerning the "ordinary business" of the Company. The Company attempts to paint the Proponent as a chronic whiner and his proposal as addressing a mundane detail of everyday management. In point of fact, the Proponent is a Company loyalist and an honored senior scientist -- a recipient of the prestigious Johnson & Johnson "Excellence in Science" award. This Proposal is in the interests of all Company shareholders and is anything but an ordinary business matter.

Even if the Proposal were to relate to ordinary business operations, Proponent's Proposal speaks to a significant policy issue -- the credibility of scientific research -- now being widely addressed in the media, by Congress and FDA. As stated in a Staff Legal Bulletin (citing Exchange Act Release No. 40018), proposals that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters." Moreover, the same Staff Legal Bulletin states: "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect … the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."[1]

Because the Proposal is <u>not</u> a personal grievance, and because it <u>does</u> relate to a significant social policy issue and <u>does</u> focus on minimizing or eliminating operations that may adversely affect the public's health, there is no basis to exclude the Proposal.

We respectfully ask that the staff of the Division of Corporate Finance (the "Staff") not concur with the Company's no-action request here and, instead, permit the shareholders -- the owners -- of J&J to decide this significant policy issue.

THE PROPOSAL

Dr. Wiseman's resolution provides:

> WHEREAS the reputation for integrity of the medical products industry has declined in recent years...
>
> WHEREAS the reputation and profitability of Johnson & Johnson depend upon public trust in the integrity of its research and its products...
>
> WHEREAS a reputation for high ethical standards is desirable in its own right and offers a competitive advantage...
>
> WHEREAS J&J procedures to investigate breaches in scientific integrity are compromised by conflicts of interest,
>
> RESOLVED, the shareholders recommend to the Board of Directors of Johnson & Johnson that they establish within six months a Scientific Integrity Committee, independent of the Office of General Counsel and chaired by an independent director that will:
>
> · Develop, analyze, and implement policies, procedures and programs to assure research integrity, and detect, investigate, and prevent research misconduct;
>
> · Investigate, and maintain in confidence, disclosures, complaints, and claims of reprisal from any individual regarding research integrity associated with the Corporation;
>
> · Recommend findings and actions to the Board.

ANALYSIS

I. The Proposal Is Not Excludable Under Rule 14a-8(i)(4); It Is Neither Designed to Redress a Personal Grievance Against the Company Nor Is It Designed To

[1] Staff Legal Bulletin No. 14C (CF) (June 28, 2005). Proponent's Proposal does not focus on an assessment of risks relating to public health, which could otherwise form the basis for exclusion.

Result in a Benefit to the Proponent That the Other Shareholders of the Company Will Not Share

Johnson & Johnson erroneously asserts that the Proposal of Dr. Wiseman is excludable from the Company's 2006 Proxy Materials pursuant to Rule 14a-8(i)(4) on the grounds that the Proposal (a) relates to the redress of a personal claim or grievance against the company or any other person, or (b) is designed to result in a benefit to the Proponent or to further his personal interests, interests that are not shared by J&J shareholders at large. In fact this Proposal is neither the reflection of a "personal grievance" nor is it one for the particular benefit of the Proponent. In fact, Proponent's Proposal would benefit the Company and the value of Company stock for all shareholders by putting in place procedures to avoid future breaches in scientific integrity, breaches that threaten to subject the Company to irreparable reputational damage, untold exposure in product liability claims, and diminished value in the marketplace.

Sadly, the Company is resorting to the age-old diversionary tactic of blaming the messenger, asserting that "Proponent has a long-standing personal grievance against the Company." In truth Proponent's professional aim -- both while associated with the Company and since -- has consistently been to solve the problem of organ adhesions that results from surgery. As a former Company employee and consultant, Proponent had a bird's eye view of systemic lapses in ethical practices at J&J that put the Company and its reputation in jeopardy but he was rebuffed when he attempted to raise his concerns with senior Company officials. Proponent has submitted a constructive Proposal requesting structural change in the Company to remedy these sorts of practices. His Proposal will benefit the Company and all shareholders. Indeed the SEC has made it clear that a proposal may not be excluded just because a Proponent is "personally committed or intellectually interested" in the issues at hand. Exchange Act Release, No. 20,091 (Oct. 14, 1983)

The Company maintains that the Proposal "represents the latest in a series of actions the Proponent has taken in which he has raised complaints … and sought payment for consulting services proffered by the Proponent in connection with [the adhesions device Intergel]." The Company references a June 30, 2003 meeting at which Proponent met for several hours with Company officials about Intergel where he presented evidence of ethical lapses and offered his assistance in solving problems with the device.

In a post-hoc rewriting of history, the Company now seeks to cast Proponent as a money-hungry blackmailer by seizing on Proponent's good-faith offer to help address Company-wide integrity concerns, including issues with the now-withdrawn Intergel. The Company conveniently forgets that it hired Proponent as a consultant for the June 30th meeting at which it solicited his recommendations about scientific integrity issues. (Confirming invoice and check stub available on request.) These recommendations were memorialized in the Proponent's letter of December 12th 2003 to the CEO of the Company and clearly labeled as recommendations and not as demands, as the Company asserts. Nothing in Proponent's Proposal requires the Company to conduct business with the Proponent.

Johnson & Johnson, number 30 on the Fortune 500 list, in essence argues that in order to prove that his grievance is not personal, Proponent must *volunteer* his services to the Company, a service that, if successfully rendered, would be worth tens of millions of dollars to the Company. Please. Proponent repeatedly sought to alert the Company about breaches of scientific integrity not to enrich himself but to benefit the Company. He did this in his capacity as (1) a conscientious senior scientist; (2) a professional dedicated to solving the problem of surgical adhesions; (3) a shareholder; (4) a loyal (former) employee; and (5) as a J&J supplier who is contractually required to comply with the Company's "Policy on Business Conduct" and to report "prohibited or unlawful acts".

Proponent's shareholder resolution -- seeking the creation of a Scientific Integrity Committee -- seeks to effect structural change in how J&J addresses scientific integrity. The issue of scientific integrity is hardly personal to the Proponent. On January 4, 2006, the New York Times reported that: "The Scios unit of Johnson & Johnson yesterday added to the questions already clouding its heart failure medication Natrecor, saying the company had failed to tell federal regulators about the deaths of two patients in a clinical trial of the drug." Proponent's Proposal is not targeted at remedying Intergel or Natrecor or any other specific J&J product; rather, it aims to fix a broken system. At a time when Associated Press headlines read: "Allegations of Fake Research Hit New High" (July 10, 2005), and when the Senate Finance Committee is investigating the provision of educational grants by J&J to promote off-label uses of drugs (see New York Times, Jan. 11, 2006), Proponent's resolution seeks to steer the Company onto the ethical high road, positively distinguishing it from its competitors, and restoring public trust in J&J and its product line.

Apparently the Company prefers the status quo and claims authority for excluding the Proposal by citing *Dow Chemical Co.* (avail. March 5, 2003). In *Dow* the SEC Staff permitted, on grounds that the proposal was a personal grievance, the exclusion of a shareholder's resolution that sought the establishment of a committee to investigate the possible abuse of Dow products containing carbon tetrachloride and carbon disulfide, and to recommend how Dow could compensate those injured by these products.

The *Dow* case is wholly inapposite to the instant matter. *Dow* involved a proponent who previously had sued Dow for injuries purportedly caused by a Dow fumigant. Even after his lawsuit was dismissed on the merits by a federal court, the proponent relentlessly pressed Dow to settle his damages claims. Only when those tactics failed did he submit a shareholder's resolution that, had it been successful, would have benefited only a tiny fraction of Dow shareholders, principally the proponent. By contrast, Dr. Wiseman has never sued or threatened to sue J&J, and is not in the class of potential Intergel product liability claimants. Unlike *Dow*, Proponent's proposal does not apply to specific products of personal interest to the Proponent: Rather, his proposal aims to restructure the Company's internal processes to ensure scientific integrity and to thereby elevate the Company's reputation and enhance public confidence in the Company. Any benefit gained by Proponent through this resolution will be enjoyed in equal measure by every other shareholder.

Contrary to J&J's insinuations, this is not a case of a disgruntled, discharged or disgraced former employee seeking revenge by abusing the proxy process: Not only did Proponent leave his senior position at J&J voluntarily and in good standing (as the Company announcement and letter of reference both attest), he was immediately offered a handsome consulting contract to retain his talents for the Company.

The Company string cites a number of cases in which proposals were excluded. These cases are easily distinguishable from the instant shareholder resolution. One case was an effort by a union to gain a public relations advantage for its representation campaign by challenging executive compensation packages, *Dow Jones & Co.* (avail. Jan. 24, 1994); another involved the modification of a stock option plan to the particular benefit of the proponent, *Storage Technology Corporation* (April 15, 1993); a third was a thinly disguised attempt to advance the economic interests of the proponent franchisee, not the interests of shareholders, *MacDonald's Corporation* (avail. March 23, 1992); and the final case cited amounted to little more than a wild political rant, *Int'l Business Machines Corporation* (avail. Feb. 5, 1980). Dr. Wiseman's proposal -- which aims to boost shareholder value by instituting internal processes that ensure scientific integrity and enhance the Company's reputation -- shares nothing with these string-cited cases.

Indeed, much more germane is *State Street Corporation* (avail. Mar. 2, 2000). State Street sought to exclude a proposal requesting that its board adopt a policy that the Revised Model Business Corporations Act govern the company's conduct to the extent that Act was not in conflict with applicable law. The company argued that proponent's proposal stemmed from his termination by the company, which had resulted in proponent filing a lawsuit for sexual orientation discrimination. After proponent lost his suit, he created a Web site describing his actions against the company as "war" to facilitate a "corporate bloodletting." Nevertheless, the Staff agreed with the proponent that his proposal did not advance exclusively personal goals and was not, therefore, excludable.

Dr. Wiseman's proposal does not advance exclusively personal goals either. Moreover, far from seeking a corporate bloodletting, he has, at every turn, attempted to act in the interests of the Company. Proponent has not filed suit. He has not trumpeted his concerns in the media. Instead he has acted loyally toward the Company and is now relying on the SEC's commitment to ensuring shareholder access to issuers' proxy materials under Rule 14a-8. Surely, if the proposal in *State Street Corporation* was not excludable, then Proponent's proposal here is not either. See also, *Ford Motor Company* (avail. March 28, 2000); *Boeing Company*, (avail. Mar. 6, 2000); *Citigroup Inc.* (avail. Feb. 29, 2000); *International Business Machines Corporation* (avail. Feb. 16, 2000).

Proponent's proposal is in the interests of all J&J shareholders and, indeed, in the interests of the Company. The shareholders should not be denied the right to vote on this important proposal.

II. The Proposal May Not be Excluded Under Rule 14a-8(i)(7) As It Does Not Deal With Matters Related to the Company's Ordinary Business Operations

J&J maintains that the Proposal is excludable as "ordinary business" because: (1) it relates to the Company's litigation strategy; (2) it relates to the Company's product research; or (3) it deals with legal compliance issues. In fact the Proposal does <u>not</u> relate to the Company's litigation strategy or product research, nor does it deal with legal compliance. But even if it did, it would still not be excludable because it relates to an significant policy issue.

The "ordinary business operations" exclusion permits the exclusion of shareholder resolutions about which management has greater expertise than shareholders -- such as employment policies, choice of suppliers, productions goals, etc. But as Exchange Act Release No. 40018 (May 21, 1998) makes clear, where a company faces decisions involving "significant social policy issues" rather than mundane matters, the rationale for the exclusion dissolves.

Unlike instances in which the Staff has permitted the exclusion of proposals as matters of ordinary business, Dr. Wiseman's Proposal does not require the Company to violate any existing legal obligation, it does not impose vague or general objectives without a means of implementation, and it does not require actions by third parties over which the Company has no control.

In *PepsiCo, Inc.* (avail. Jan. 24, 2000), the company was required to include a proposal mandating that the board adopt a policy to remove genetically engineered organisms from its products, where feasible, until long-term testing demonstrated that these organisms were not harmful. The company argued that the issue of genetically modified foods involved its choice of food processes or supplies and thus fell within the ordinary business exclusion. The proponent successfully countered that the existence of regulatory initiatives, the high level of public concern, and the considerable media attention to the issue showed that the subject was a significant policy issue.

Similarly, Dr. Wiseman's Proposal implicates a significant policy issue -- the honesty and reliability of scientific research -- that has garnered considerable public attention. A measure of the degree of public concern over "scientific integrity" is evident by searching the term on Google, which reveals approximately 306,000 hits! The term "research integrity" turned up an additional 230,000 hits. Clearly, the issue is one of considerable public concern, a fact well reflected in the saturation media coverage of the Korean stem cell fraud, and the Vioxx, Guidant and Zoloft issues, to name but a few. Bills are pending in both the US House of Representatives (H.R. 839) and the Senate (S. 1358) to protect scientific integrity. It is also a matter of regulatory concern: Searching Google on "scientific integrity" or "research integrity" *and* "FDA" turns up approximately 80,000 hits. Clearly, the issue is one of mounting public concern and one that "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 40018 (May 21, 1998).

Dr. Wiseman's Proposal is much like the shareholder proposal asking that a broker-dealer implement and enforce a code of conduct governing the independence of it securities analysts. In *J.P. Morgan Chase & Co.* (avail. Jan. 21, 2002), the Staff denied a no-action challenge to that proposal, noting the widespread public debate over the issue and finding the proposal raised a significant policy consideration.

Moreover, Proponent's Proposal speaks to corporate governance, an area in which the Staff has properly found that significant policy issues are implicated. In *Quality Systems, Inc.* (avail. June 9, 1999), the company was required to include a proposal to amend its by-laws to require an independent board of directors. The Staff did not concur in the company's assertion that this proposal intruded on ordinary management prerogatives. Similarly, Dr. Wiseman's Proposal sets out a process that affects the structure of the Company, requiring the creation of a Scientific Integrity Committee, "independent of the Office of General Counsel and chaired by an independent director..."

A. The Proposal Is Not Excludable as Relating to the Company's Litigation Strategy

The Company maintains that Proponent's Proposal somehow implicates the conduct of litigation or the Company's litigation strategy. In point of fact, the Proposal does precisely the opposite; it recommends the creation of a mechanism -- a Scientific Integrity Committee -- that would serve to limit the Company's exposure to product liability suits by proposing "policies, procedures and programs to assure research integrity, and detect, investigate, and prevent research misconduct."

The Company asserts that "[t[here in fact currently exists pending litigation related to" research misconduct regarding Intergel, and that Proponent's Proposal "implicates [the Company's] litigation strategy." But the Company never says *how* the creation of a Scientific Integrity Committee would implicate the company's litigation strategy in these pending cases. The obvious inference is that the Company doesn't say "how" because, in fact, it has nothing to say: The Proposal would not affect these cases at all. Moreover, the case authorities the Company relies on only demonstrate the inapplicability of this exclusion. The Company cites three cases, none of which is remotely akin to the Proposal advanced by Proponent, in support of its contention that Dr. Wiseman's Proposal is excludable as relating to the conduct of litigation or its litigation strategy.

Benihana National Corp. (avail. Sept. 13, 1991): The proposal in *Benihana* requested the company to publish a board committee report analyzing claims asserted in a pending lawsuit. By contrast, Proponent asks that a Scientific Integrity Committee be created to "[r]ecommend findings and actions to the Board" regarding "policies, procedures and programs to assure research integrity, and detect, investigate, and prevent research misconduct," and to ensure that claims of reprisal by individuals associated with Company regarding research integrity are properly investigated. Put simply, Proponent's Proposal nowhere asks the Board to publish a report regarding a claim in a pending lawsuit, nor does it attempt to interfere or comment on the conduct of litigation or litigation strategy. The *Benihana* case is inapposite.

Exxon Mobil Corporation (avail. Mar. 21, 2000): Here, the company successfully sought to exclude a proposal seeking immediate payment of settlements associated with the Exxon Valdez oil spill. In contrast, Dr. Wiseman's Proposal does not commit J&J to pay out settlements to anyone, let alone immediately. *Exxon Mobil Corporation* is wholly irrelevant to Proponent's Proposal.

NetCurrents, Inc. (avail. May 8, 2001): In this case, the shareholder's proposal required the company to file suit against officers for financial improprieties. Nothing in Dr. Wiseman's Proposal could possibly be construed as requiring J&J to sue any of its officers. *NetCurrents* is wholly inapposite as well.

The Company makes much of Proponent's assertion in his Supporting Statement that failure to address possible research misconduct and integrity concerns exposes the Company to lawsuits. But Proponent's Supporting Statement merely states the obvious and what is already in the public domain; it does not affect pending litigation and the Company's litigation strategy.

B. The Proposal Is Not Excludable as Relating to the Company's Product Research

A proposal must go to the shareholders unless it is subject to a ground for exclusion. An exclusion is, therefore, exceptional and must not be read so broadly as to swallow the presumption of shareholder sovereignty. Here, the Company's open-ended construction of the "ordinary business" exclusion would effectively disenfranchise shareholders.

The Company asserts that the Proponent's Proposal is excludable because it implicates the product research activities of the Company, and that "[t]he development and implementation of policies, procedures and programs designed to detect or prevent research misconduct are at the core of the day-to-day research and development activities" of the Company.

If that were the case -- and structural reform as advanced by Proponent were excludable as "ordinary business operations" -- it is hard to imagine just what would not be excludable as "ordinary business." Indeed, the Company's boundless construction of the exclusion is not supported by precedent, not even by the cases it cites in support of applying the exclusion here.

The Company relies on *Union Pacific Corporation* (avail. Dec, 16, 1996), which concerned a proposal requesting a report on a particular railroad safety system. In sharp contrast, Proponent does not seek a report about a particular product or process; he seeks to effect a profound change in company structure and policy with the creation of a Scientific Integrity Committee. There is nothing day-to-day or mundane about it. Nor does Proponent seek to micromanage the day-to-day affairs of the Company, as the proposals were found to do in other cases cited by the Company: *Pfizer Inc.* (avail. Jan. 25, 2004) (setting out procedures for providing information to clinical trial participants), and *E.I. du Pont de Nemours and Company* (avail. Mar. 8, 1991)(requiring a report to shareholders on the amount of money spent on researching alternatives to chlorofluorocarbons). Proponent's Proposal does not concern the prerogatives of daily management; rather, it addresses a significant policy objective -- integrity in science and research -- and it aims to accomplish this through structural reform.

C. The Proposal Is Not Excludable Because It Deals With Legal Compliance Issues

The Company argues that the Proposal is excludable because it relates to complying with the law and FDA regulations. Once again the Company would read the "ordinary business" exclusion to reach well beyond its limited purpose of ensuring management control of day-to-day operations. Putting in place controls so that a company complies with the law is, indeed, a core duty of management; by contrast, effecting structural change in the corporation to achieve the significant policy goal of ensuring scientific integrity is not. The FDA regulations merely establish a baseline of legality; they do not touch on, let alone mandate, corporate structural change to ensure integrity in its science and research.

J&J again relies on cases that do nothing to support its argument for exclusion. In *Hudson United Bancorp* (avail. Jan. 24, 2003), the Staff permitted the exclusion of a proposal requesting that the board appoint a committee to investigate possible corporate misconduct. That proposal did not recommend permanent structural changes addressing significant policy issues; rather, it sought to address specific corporate wrongdoing. In *General Electric Co.* (avail. Jan. 4, 2005), the Staff permitted exclusion of a proposal requesting a report on the company's compliance with FCC public interest broadcasting obligations. Once again, that proposal did not request structural change addressing significant policy issues. In *Allstate Corp.* (avail. Feb. 16, 1999), the Staff permitted exclusion of a proposal requesting the formation an independent shareholder committee to investigate specific issues of corporate illegality. By contrast, Proponent's Proposal does not aim at rectifying any specific legal violation; it aims at reforming the Company by putting in place structures, processes and procedures to ensure scientific integrity. Equally unavailing is *Humana Inc.* (avail. Feb. 25, 1998), in which the Staff permitted exclusion of a proposal requesting the board to oversee an "anti-fraud compliance committee"; the excluded proposal merely aimed to ensure that the company followed the law.

None of the proposals in the cases cited by J&J rose to the level of a significant policy and certainly none of them involved permanent corporate structural reform. By contrast, there is nothing "ordinary" about Proponent's Proposal to create a Scientific Integrity Committee. We ask that the Staff <u>not</u> concur with the no-action request on this ground.

CONCLUSION

It is disturbing that the Company should even seek to keep this matter from reaching shareholders. Management, the Board, and shareholders all share an interest in sustaining the reputation of Johnson & Johnson. There can be an honest difference of opinion as to whether a Scientific Integrity Committee is the best way to do this, but it should be the shareholders who decide.

Proponent's Proposal is neither a mundane matter of daily corporate management, nor is his Proposal one that peculiarly benefits him as distinct from other shareholders. In fact Proponent's far-reaching Proposal calling for the creation of a Scientific Integrity Committee is precisely the sort of significant policy issue that is the province of the Company's owners, not the Company's day-to-day stewards.

We respectfully request that the Staff not concur with the no-action request filed by the Company.

That said, Proponent is open to modifying specific provisions of the Proposal in order to satisfy SEC requirements. We would be pleased to provide you with any additional information and answer any questions you might have regarding this matter. Should you disagree with our conclusions above, we ask that you grant us the opportunity to confer with you prior to issuing a final determination. Thank you for your consideration.

We are hereby providing six copies of this response to you, as well as a copy to the Company via its attorney.

Sincerely,

Mark P. Cohen

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 22, 2005

The proposal recommends that the board of directors establish a Scientific Integrity Committee to develop, analyze and implement policies, procedures and programs to assure research integrity and detect, investigate and prevent research misconduct; investigate and maintain in confidence disclosures, complaints and claims of reprisal from any individual regarding research integrity; and recommend the findings and actions to the board.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations (i.e., management of the workplace). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Johnson & Johnson relies.

Sincerely,

Mary Beth Breslin
Special Counsel